02 AUG -7 AM 12:02

REpower Systems

REpower Systems AG · Flughafenstraße 54 · D-22335 Hamburg

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

02049118

REpower Systems AG
Hauptverwaltung
Flughafenstraße 54
D-22335 Hamburg

Tel.: +49 - 40 - 53 93 07 - 0
Fax: +49 - 40 - 53 93 07 - 77

E-mail: info@repower.de
Internet: www.repower.de

July 24, 2002

Re: REpower Systems AG
Commission File No.: 82-34654

SUPPL

Ladies and Gentlemen:

Pursuant to our Rule 12g3-2(b) exemption under the U.S. Securities Exchange Act of 1934, as amended, we are hereby furnishing a press release which we published.

Should you have any questions, please feel free to contact Isabelle von Wrede at 0049-40539307-23 at your convenience.

PROCESSED
AUG 0 8 2002
THOMSON
FINANCIAL

Sincerely,

Isabelle von Wrede

Enclosures

02 AUG -7 AM 12:43

PRESS RELEASE

REpower expands to Australia

Joint venture established with NOTUS Power Partners

Hamburg, July 23, 2002. **REpower Systems AG (Neuer Markt, SIN 617703), a leader in the wind energy industry, has successfully entered the Australian market. Together with Australian company NOTUS Power Partners Pty. Ltd., REpower has established Notus Energy Pty. Ltd. as Australia's first joint venture between a foreign wind turbine manufacturer and a local partner. REpower has extended a license agreement to Notus Energy for the manufacture of REpower wind turbines locally, along with an authorized distribution agreement, which will allow Notus Energy to commence marketing the REpower product range immediately, commencing manufacturing in the second phase of the business establishment.**

The core business of the newly established Notus Energy will be to market, produce, erect and operate turnkey wind turbines in the multi-megawatt class. REpower Systems AG has a 50 percent interest in the joint venture. The other shareholder, NOTUS Power Partners, is backed by Downer Energy Systems, the leading Australian supplier to the power generation industry and a wholly owned subsidiary of Downer EDI Limited (Downer EDI); Walkers Pty. Ltd, a wholly owned subsidiary of Downer EDI that specialises in fabrication and manufacture solutions; and R F Industries Pty. Ltd., Australia's largest distributor of renewable energy products. Notus Energy's headquarters will be located on the production site of Walkers Pty. Ltd. in Maryborough, Queensland.

As REpower Systems AG's contractual partner, Notus Energy will initially market the MD 70/77 with a rated output of 1.5 megawatts from REpower's product range in Australia and New Zealand. The wind turbines it distributes will be manufactured in Germany and subsequently exported to Australia and New Zealand. In a second phase following its

successful market launch (sales goal: at least 50 megawatts), Notus Energy will manufacture its own turbines locally under REpower licenses. In doing so, Notus Energy plan to use the production facility of Walkers Pty. Ltd., Maryborough, and can manufacture the wind turbines there, eliminating the need for significant investments in a dedicated production facility.

"We view Notus Energy's establishment as an optimal entry into the very promising Australian market: we have once again succeeded in joining forces with a strong local partner from whose many years of experience in engineering and excellent network in the Australian energy market we can only profit," commented Prof. Dr. Fritz Vahrenholt, Chairman of the Management Board of REpower Systems AG, on the newly established joint venture.

"With its high degree of technological expertise, REpower is an ideal collaborative partner for our ambitious growth path in the wind energy sector," underlines Mark Ivison, General Manager of Notus Energy.

The Australian wind energy market is in the midst of a dynamic growth process that is strongly supported by the Australian government's "Greenhouse Gas Abatement Scheme". This program specifies that renewable energies will provide an extra two percent of Australia's annual electricity supply by 2010. This target is implemented by the Renewable Energy Act, which legally obliges energy suppliers to generate a fixed percentage of their electricity from renewable energies. Estimates predict that wind energy will generate a cumulative total rated output of 3,500 megawatts by 2010. The approval process is currently underway for wind farm projects slated for 2003 to 2005 with a total rated output of over 1,800 megawatts.

About REpower:

REpower Systems AG is operating in the future market wind energy. The spectrum of capabilities covers development, licensing, production and distribution of wind turbines; the group's activities are rounded out by an extensive after-sales service. REpower also has a subsidiary in the project development and operation of wind turbines, Denker & Wulf AG. REpower has total competence in the wind energy through its presence at the fundamental elements of the value chain. With its headquarters in Hamburg, the company currently has 300 employees. The group has gained experience through the installation of more than 650 wind turbines worldwide. These high quality turbines are developed at the research and development division in Rendsburg and are assembled at the facilities in Husum (Nordfriesland) and Trampe (Brandenburg). The company, which is expanding internationally, is represented by subsidiaries in Greece, France and Spain, among others.

About NOTUS Power Partners

Downer Energy Systems Pty. Ltd.

Downer Energy systems is a wholly owned subsidiary of Downer EDI Limited, which is a top 150 Australian Stock Exchange listed company. Downer EDI is one of Australasia's largest multi-disciplined companies, employing over 11,000 people. Downer EDI operates through five divisions: Downer Engineering; Works Infrastructure; Roche Mining; Century Resources; and EDI Rail.

Downer Engineering, which is comprised of a number of business units including Downer Energy Systems, operates in the Power, Capital Works, Telecommunications and Building sectors. As an important entity of the Power group, Downer Energy Systems has an established reputation in design, construction and commissioning of plant and equipment. It also has the capabilities to deliver long-term maintenance programs.

Walkers Pty. Ltd.

Established in the early 1860's, Walker's is one of Australia's premier, fully integrated heavy engineering companies. A subsidiary of Downer EDI, Walkers employs around 600 people and operates through a diverse range of engineering disciplines, including the manufacture of railway rolling stock, sugar milling equipment, large fabrications and foundry products for the mining, general engineering and power generation industries. The manufacturing facilities required for the fabrication and assembly of wind generators and towers is already largely in place in the Walkers plant.

R F Industries Pty. Ltd.

R F Industries is Australia's largest distributor of renewable energy products. Twenty years experience in Australia and Asia Pacific have given RFI an unmatched knowledge of the market, its customers and their requirements. Added to this is extensive experience in renewable energy system design requirements, specializing in telecommunications and remote home power.

Contact:

REpower Systems AG

Manuela Scheferling/Public Relations
phone:+49–40–53 93 07–17
fax: +49–40–53 93 07–77
E-mail: m.scheferling@repower.de

Isabelle von Wrede/Investor Relations
phone: +49-40-53 93 07-23
fax: +49–40–53 93 07–77
E-mail: i.wrede@repower.de

Notus Power Partners
Mark Ivison – General Manager Notus Energy
phone: +61 7 3252 7600
fax: + 61 7 3252 5505
E-mail: mark.Ivison@rfindustries.com.au